

April 21, 2011

Denis Corin
President and Chief Financial Officer
Tapimmune, Inc.
2815 Eastlake Avenue East, Suite 300
Seattle, Washington 98102

> **Re:** **Tapimmune, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 0-27239**

Dear Mr. Corin:

We have reviewed your March 30, 2011 and April 6, 2011 responses to our February 23, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2009

Note 5: Short Term Debt, page 33

1. Refer to your tabular disclosure of the debt instrument transactions relevant to the current and prior year. The 2004 Convertible Debentures include a cross reference to footnote (i) and the 2008 Promissory Notes due March 30, 2009 include a cross reference to footnote (iv) however we were unable to find these footnotes. Please revise your disclosure to include the appropriate footnote for each debt listed in the table.

Note 6: Related Party Transactions, page 34

2. We are considering your response and proposed disclosure to prior comment one. Please provide us with a schedule of each debt issuance or liability totaling $3,181,207 that was extinguished in conjunction with equity issuances with related parties and unrelated third parties in 2009. Include in your response the amount of stock issued with each debt

settlement and how much of each debt issuance or liability was held by related parties and unrelated third parties at the time of the settlement.

3. We acknowledge your response to the first bullet point in prior comment one and the third bullet point of prior comment two. It appears that the quoted market price is the best evidence of fair value for all the shares issued in the debt settlement transactions including the two million shares issued to the consultant in the debt settlement transaction where fair value was calculated using an inappropriate block discount. Please revise your accounting for these transactions accordingly and provide us with revised draft disclosures to be included in amendments to your financial statements, including the June 30, 2009 and September 30, 2009 Form 10-Q's and December 31, 2009 Form 10-K or provide us additional information that supports your accounting treatment.

Note 7: Capital Stock

2009 Share Transactions, page 36

4. We are considering your response to prior comment three. It appears that your warrant agreement provides that in the event the Company is unable to issue registered shares after one year from the issuance of the warrant, the warrant holders are entitled to receive freely tradable shares pursuant to a "cashless exercise" provision. However you indicate in your response that there is no registration rights agreement. Please explain to us why there is a cashless exercise provision in a private placement of units with no registration rights. Also, please provide us with a copy of applicable warrant agreements.

5. Please revise your proposed disclosure provided in your previous response dated January 28, 2011 to our previous comment three to include all the material terms of your warrant agreement as required by ASC 505-10-50, such as, when the warrants are exercisable, the term of the warrants, etc.

Form 10-Q for the quarterly period ended June 30, 2010

Note 4. Short Term Debt, page 7

6. We acknowledge your response to our comment four. Please provide us your revised accounting treatment and related disclosures regarding the methodology used to determine the value of the warrants as well as the accounting impact of your revised accounting treatment for all the periods affected. Please note that the Black-Scholes model relies on static assumptions and therefore does not capture the far value of a warrant with the anti-dilution protection provided in your warrant agreement. Therefore we believe that you should use a more appropriate valuation model.

7. Regarding of the related notes payable, please provide us with your analysis under ASC 815 as to whether the embedded conversion option is required to be separated from the debt.

General

8. The Company's written statement we requested at the end of our original letter dated December 23, 2010 does not contain the proper language. The Company's written statement appears to address only the Company's responsibility for the adequacy and accuracy of the disclosure in the Preliminary Information Statement or the Definitive Information Statement and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to only the Preliminary Information Statement or the Definitive Information Statement. Please include the appropriate written statement requested in your next response.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the processing of your response or comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Gus Rodriguez
Accounting Branch Chief